Delta Corp Holdings Limited
Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

September 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg

Re: Delta Corp Holdings Limited

Request For Withdrawal of Registration Statement on Form F-4

Filed on January 8, 2025

File No. 333-284176

Ladies and Gentlemen:

Pursuant to Rule 477 under the U.S. Securities Act of 1933 (the “Securities Act”), as amended, Delta Corp Holdings Limited, a Cayman Islands exempted company (the “Company”), hereby requests immediate withdrawal of its above referenced Registration Statement on Form F-4, originally filed with the Commission on January 8, 2025, including all exhibits filed therewith and all amendments thereto, (the “Registration Statement”).

The Company submits this request for withdrawal following the mutual termination of that Merger and Share Exchange Agreement, dated as of September 23, 2024, by and among, the Company and Kaival Brands Innovations Group, Inc., a Delaware corporation and certain other parties named therein in accordance with the terms thereof.

The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use by the Company or its affiliates.

Should you have any questions or require any further information regarding this application for withdrawal, please contact the Company’s counsel Gusrae Kaplan Nusbaum PLLC, by calling Lawrence G. Nusbaum at (212) 269-1400 or emailing at lnusbaum@gusraekaplan.com

Very truly yours,

/s/ Mudit Paliwal
Mudit Paliwal
Chief Executive Officer
Delta Corp Holdings Limited

Cc: Lawrence G. Nusbaum (Gusrae Kaplan Nusbaum PLLC)